MINUTES OF DIRECTORS MEETING
                                       OF
                         AMERICAN ALLIANCE CORPORATION

     A meeting of the Board of Directors of American Alliance Corporation was held on the 4th day of May, 1999, at 9:00 a.m. local time, at the offices located at 1628 West 1st Avenue, Suite 216, Vancouver, B.C. V6J 1G1.

     Present and participating at the meeting, either in person or telephonically and constituting a quorum, were Mr. Harmel S. Rayat, Mr. Kesar S. Dhaliwal, and Ms. Jasbinder Chohan, being all of the Directors of the Company. Mr. Harmel S. Rayat, the Chairman, chaired the meeting, and Ms. Chohan, the secretary, read the minutes of the last regular meeting and they were approved.

     The first item of discussion brought before the Board of Directors was a discussion regarding enhancing the trading volumes of the Company's common shares. The second item of discussion was to become a reporting issuer in order to improve the availability of financial reports to shareholders. After a thorough discussion, it was agreed that the Company execute a two for one forward split and file a Form 10-SB with the SEC. Upon motion duly made, seconded and unanimously carried with all in favor, it was:

     RESOLVED, that the Company forward split its common shares two for one, with the par value remaining the same, and that the Company file a Form 10-SB with the SEC.

     FURTHER RESOLVED, that the effective date for the two for one forward split be fore shareholders of record on the close of business May 14, 1999.

     There being no further business and upon motion duly made and seconded, the meeting was adjourned.

/s/ Harmel S. Rayat
-------------------
Mr. Harmel S. Rayat, President, Director

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